EXHIBIT 99.1

Bezeq The Israel Telecommunications Corporation Ltd.

(“Bezeq”)

To:

Israel Securities Authority

Tel Aviv Stock Exchange Ltd.

Re: Immediate Supplementary Report - Extending the validity of wholesale market payments

Dear Sir or Madam,

Further to the Company’s immediate report of November 12, 2018 (Ref. No. 2018-01-102277) regarding a hearing concerning the extension of the validity of payments for wholesale services of the infrastructure owners, whose validity was originally set until the end of 2018 and in which it was proposed to extend the applicability of the payments for 2018 so that they continue to apply from 2018 and thereafter, until the regulation process is completed in a hearing for the years 2019-2022 - supplementary notification is hereby provided that on December 26, 2018, the Minister of Communications’ decision was received to extend the applicability of the maximum payments for wholesale services for 2018 so that they will continue to apply from 2018 onwards. The relevant regulations were amended accordingly.

The above information constitutes a translation of the Immediate Report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.